Filed by Hawthorne Financial Corporation
               Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed under Rule 14a-12 under the
                                 Securities and Exchange Act of 1934, as amended

                                Subject Company: Hawthorne Financial Corporation
                                                  Commission File Number: 0-1100

This filing relates to a proposed merger between Commercial Capital Bancorp, Inc. and Hawthorne Financial Corporation pursuant to the terms of an Agreement and Plan of Merger, dated as of January 27, 2004.

On January 28, 2003, Commercial Capital Bancorp, Inc. and Hawthorne Financial Corporation held a conference call relating to the proposed merger described above, which was also made available for replay via webcast. Set forth below is certain disclosure that must be reviewed in order to listen to a replay of the webcast. Following this disclosure is a transcript of the conference call.

The slides referenced in the script were posted on Hawthorne Financial Corporation's web site (www.hawthornesavings.com) on January 28, 2004 and were filed with the Securities and Exchange Commission pursuant to Rule 425 of the Securities Act of 1933, as amended, on January 28, 2004.

                           FORWARD LOOKING INFORMATION

This transcript and statements made by CCBI's or Hawthorne's management, may contain forward-looking statements regarding CCBI and Hawthorne and the proposed merger. These statements involve certain risks, and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the following factors: governmental approvals of the merger may not be obtained or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; the stockholders of CCBI and Hawthorne may fail to provide the required approvals to consummate the merger; estimated cost savings from the merger cannot be fully realized within the expected time frame; revenues following the mergers are lower than expected; competitive pressure among depository institutions increases significantly; costs or difficulties related to the integration of the businesses of CCBI and Hawthorne are greater than expected; changes in the interest rate environment reduce interest margins; general economic conditions, either nationally or in the markets in which CCBI will be doing business, are less favorable than expected; legislation or changes in regulatory requirements adversely affect the businesses in which CCBI would be engaged or factors occur which result in a condition to the transaction not being met. CCBI and Hawthorne undertake no obligation to revise or publicly release any revision or update to these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

This content of this transcript may be deemed to be solicitation material with respect to the proposed acquisition of Hawthorne and the issuance of shares of common stock by CCBI pursuant to the merger. In connection with the proposed transaction, a registration statement on

Form S-4 will be filed with the SEC. The registration statement will contain a joint proxy statement/prospectus to be distributed to the respective shareholders of CCBI and Hawthorne in connection with their vote on the merger. SHAREHOLDERS OF CCBI AND OF HAWTHORNE ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of CCBI and shareholders of Hawthorne. Investors and security holders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, investors may obtain free copies of the documents filed with the SEC by CCBI by contacting Investor Relations, Commercial Capital Bancorp, Inc., One Venture, 3rd Floor Irvine, CA 92618, telephone: 949-585-7500 or by visiting CCBI's website at www.commercialcapital.com, or from Hawthorne by contacting Investor Relations, Hawthorne Financial Corporation, 2381 Rosecrans Avenue, El Segundo, CA 90245, telephone: 310-725-5631 or by visiting Hawthorne's website at www.hawthornesavings.com.

CCBI, Hawthorne and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding CCBI's directors and executive officers is available in CCBI's proxy statement for its 2003 annual meeting of shareholders, which was filed with the SEC on April 4, 2003, and information regarding Hawthorne's directors and executive officers is available in Hawthorne's proxy statement for its 2003 annual meeting of shareholders, which was filed with the SEC on April 11, 2003. Additional information regarding the interests of such potential participants (including the addition of three Hawthorne Board of Directors' members to the Board of Directors of CCBI following the merger) will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

                                                                FINAL TRANSCRIPT

CCBN StreetEvents       >>>

CCBN StreetEvents Conference Call Transcript

CCBI - Commercial Capital Bancorp, Inc. Conference Call

Event Date/Time: Jan. 28. 2004 / 10:30AM ET
Event Duration: N/A

CORPORATE PARTICIPANTS

Jeff Leonard
CCBI - SVP Investor Relations

Stephen Gordon
CCBI - Chairman and CEO

Christopher Hagerty
CCBI - CFO

David DePillo
CCBI - President, Vice- Chairman, COO

Simone Lagomarsino
Hawthorne Financial - President and CEO

CONFERENCE CALL PARTICIPANTS

Mike McMahon
Sandler O'Neill and Partners - Analyst

Richard Eckert
Roth Capital Partners - Analyst

James Abbott
FBR - Analyst

Joe Gladue
Cohen Brothers - Analyst

Gianni Rocco
Wachovia Securities - Analyst

Steven Zain
DR Asset Management - Analyst

John Reosti
American Banker - Reporter

Joan Park
DL Analytics - Analyst

Glen Miller
Oscar Gress & Sons - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the Commercial Capital Bancorp joint conference call with Hawthorne Financial Corporation. My name is Alicia, and I will be your operator. At this time all participants are in a listen-only mode. We will be facilitating a question-and-answer session towards the end of this conference. If, at any time, during the call you require assistance, please press star followed by zero, and an operator will be happy to assist you. As a reminder, this conference call is being recorded for replay purposes. I would now like to introduce your host for today's call, Mr. Jeff Leonard. Please proceed, sir.

Jeff Leonard - CCBI - SVP Investor Relations

Good morning, everyone. This is Jeff Leonard, senior vice president of Investor Relations for Commercial Capital Bancorp. Thank you for calling in and welcome to Commercial Capital Bancorp's joint conference call with Hawthorne Financial Corporation regarding CCBI's acquisition of Hawthorne, which was announced yesterday after the markets closed.

Today's Webcast will include presentation slides, which are available online from the home pages of each company and can be found at commercialcapital.com and hawthornesavings.com. Leading the discussion will be Stephen Gordon, CCBI's chairman and CEO. Also on the call are David DePillo, vice chairman, president, and chief operating officer of CCBI; and Christopher Hagerty, CCBI's chief financial officer. Joining us is Simone Lagomarsino from Hawthorne. She is the company's president and CEO.

This presentation contains forward-looking statements regarding CCBI's acquisition of Hawthorne. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities: Governmental approvals of the merger may not be obtained or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; the stockholders of CCBI and Hawthorne may fail to provide the required approvals to consummate the merger; estimated cost savings from the acquisition cannot be fully realized within the expected timeframe or to the extent estimated; revenues following the acquisition are lower than expected; competitive pressure among depository institutions increases significantly; costs or difficulties related to the integration of the businesses of CCBI and Hawthorne are greater than expected; changes in the interest rate environment reduce interest margins; general economic conditions either nationally or in the markets in which CCBI will be doing business are less favorable than expected; legislation or changes in regulatory requirements adversely affect the businesses in which CCBI is engaged; other factors or events occur which result in a condition to the transaction not being met.

I will now turn the call over to Stephen Gordon, chairman and CEO.

Stephen Gordon - CCBI - Chairman and CEO

Good morning, everybody, and welcome to what we see as being a wonderful opportunity to discuss with everybody what we view as a transformational acquisition combination of companies that I think both have extremely wonderful stories to tell, very compelling stories to tell, and we view this as a transformational transaction for both Commercial Capital Bancorp and Hawthorne Financial, both the employees of the company, the customers of the company as well as the shareholders of the company.

What I'd like to do in this call is initially give a little bit of overview of Commercial Capital Bancorp and then Simone, from Hawthorne, is also going to give an overview of Hawthorne Financial. For those of you who are very familiar with CCB, I'm going to elaborate on what we generally discussed about the company, but then for those of you who are not familiar with CCB and vice-versa, we're going to get an opportunity to learn about each other's companies in what we see as tremendous synergies that exist between the two.

Commercial Capital Bancorp is known as being a leading statewide lender. We're in all the major metropolitan areas across the state, and we're an extremely high-quality asset generator with a strong focus on multi-family lending, and that's all on the pure portfolio type of A-quality adjustable rate loans throughout the state of California.

We're also the fastest-growing bank in California with a very efficient deposit franchise. We're the fourth largest originator of multi-family loans in the state and that pretty much vacillates between third and fourth in the state and, putting this in perspective, this is not a new organization. When we started the organization a handful of years ago, it was basically a lift-out of what was the multi-family lending operation over at Home Savings of America, done pretty much at the time that Washington Mutual was going through its acquisition phase in California -- consolidation of the California market.

We are amongst the most efficient operations in the industry and putting that in perspective, efficiency ratios down in the mid-20s and G&A to average assets under 1%. And we pride ourselves on having a very strong and consistent culture of high performance as well as continuity of talent. When we look at the people within the organization, we've been together for a very long time -- since the company was formed all the way through to today. And when we look around the offices, the branches, the headquarters, et cetera, through every line of the organization from the top of the organization to the bottom of the organization. We've all been together for quite a number of years.

Simone?

Simone Lagomarsino - Hawthorne Financial Corp. - President and CEO

Thank you, Stephen. Again, as Stephen mentioned, we know that some of you know a little bit about Hawthorne, but we also know that some of you don't know about Hawthorne. So I'm going to spend a few minutes and just talk a little bit about Hawthorne Financial Corporation.

Hawthorne Financial is $2.7b in assets, and we are the fourth largest savings and loan right now, headquartered in LA County. We have 15 retail branches, primarily in the four coastal counties of Southern California, and we have a very nice diversified loan portfolio with single-family residential permanent loans, construction loans, and also income property loans, which includes multi-family and the commercial loan.

We have a really solid branch system, and our net income and our EPS growth rate have been solid. The bank has had solid financial performance over the last four years. Compounded annual growth rate for net income over the last four years has been 29%. Deposit growth rate over the last four years on a compounded annual growth rate basis has been 12%, and the growth and earnings per share over the last four years compounded annual growth rate was 20%. So solid financial performance and, as you have heard from Stephen, the financial performance of CCBI is outstanding, and we're really excited about the combination of the two institutions.

Hawthorne has been in business for over 50 years in Southern California. They have a very loyal customer base and outstanding employee base that's also very loyal -- and a very strong community retail franchise. We're, again, I mentioned, 15 branches. The average deposits per branch are $100m, and the average tenure of our branch managers is just under seven years -- so -- a solid team of people who have been in place for quite a while in our branch system. Our cross-sell ratio is 2.77 products per household, and we have 42% of our accounts in transaction accounts.

The cost of funds of our transaction accounts are 1.51%, and the cost of funds of our CDs are 2.02%. So we have a relatively low overall cost of funds of about 1.8% as of December 31st.

Last year we grew our non-interest-bearing checking accounts by 30%, and we grew our transaction accounts by 13%. There, again, a very strong retail franchise and very much lending itself to being a strength in the combined organization with the strength in the lending that CCBI offers.

From a lending perspective, I mentioned we have single-family residential loans. We originated about $420m last year in single-family residential permanent loans. We originated about $233m in construction loans and about $440m in income property permanent loans for a total of about $1.1b.

We have a very strong middle-level management team and, again, as we see the two companies coming together, we think that will be a nice combination. A lot of those individuals will be able to stay and have significant roles in the combined company.

Stephen Gordon - CCBI - Chairman and CEO

You know, Simone, I get pretty excited when I look at this whole combination, because when -- listening to some of what you were saying, when I start thinking about $1.1b of originations that you've had over the course of the last year combined with our $1.1b of origination, knowing that the strength between the two organizations is a very diverse origination functionality that grows. You know, some of the challenges that Hawthorne has had over the last year in this interest-rate environment has been -- yes we can originate really, really well, but can we grow? During all this, CCB has gone through a tremendous amount of growth, and when we go back just to putting this in perspective three-and-a-half years ago, we were only $40m in total assets. Today we sit at $1.7b in total assets. We just took the company public just over a year ago, and we've just been able to continue growing the organization.

I think the synergies, when we talked about the deposit franchise, we sit here today, roughly, at year-end, about $650m in total deposits, and Hawthorne is known as that very strong, retail, community-based deposit franchise. And I think the fits between the organizations are just tremendous. We've got the asset growth; the deposit growth; the synergies are just wonderful, and we bring the equity bases together. Our loan to our borrowing limits grow, our capability of competing that much more strongly in the markets in which we operate just -- we go to another level. So we see this as a very synergistic combination of companies.

The deposit franchise that we talked about -- we are a statewide franchise with major presence in all the major metropolitan markets across the state, but on the deposit side, which you can see from the next slide that gives you a really good snapshot of the location presence in Southern California. Simone, perhaps you can elaborate on Hawthorne's strengths within this Southern California coastal region.

Simone Lagomarsino - Hawthorne Financial Corp. - President and CEO

Absolutely. Again, we have -- Hawthorne has 15 branches now to be combined with four branches of CCBI, and it will be an exciting 19 branches with another branch to open in Beverly Hills. And Hawthorne has had a focus of really defining a small market, for instance, the South Bay region of Los Angeles County and the two other markets we've defined are the Irvine Corridor and North San Diego County, and what we look for is a very fast-growing demographic community with fairly sizable average income. And the reason for that is that we believe that those individuals would then have the resources to have significant deposits. And so in the South Bay region of Los Angeles County, we're actually ranked fifth in market share, and that's one of our goals -- by defining a small region, our goal is to be able to use our marketing dollars and to really be able to look like a much bigger player in that small region, and we've been very successful as a result of that. We really are considered to be the community bank and, in fact, in the South Bay region, we have won the "Best Bank in the South Bay" based on the "Easy Reader" survey for three of the last four years. That really kind of suggests how strong our customer service is.

Stephen Gordon - CCBI - Chairman and CEO

Now, also you'll notice that there really isn't any overlap. If anything, what we've done is, we've extended the franchise further. We'll now have a very strong presence through that coastal region of South LA County and then, at the same time, as you were saying, Simone, we're opening up that branch that we've announced in West LA and Beverly Hills at the corner of Beverly and Wilshire. So that expands it a little bit further.

At the same time, the presence in Orange County becomes that much more expanded. You're familiar with the Orange County market. We're steeped within the market here, and we're very excited about what this does in the San Diego County market. We started looking at -- you've got the San Diego location as well as Del Mar. We were already in La Jolla, and we're seeing tremendous growth in that market. The demographics are very strong, and what we're seeing occurring in that San Diego market, we're excited that this launches us up to that whole new level. We're pretty familiar in that San Diego market. There's a little bit of that small-town mentality of if you're not headquartered in San Diego, there is nothing that exists north of San Diego County until you hit the Oregon border. So we kind of look at this as an opportunity to have a major presence in San Diego County and to elaborate on what we're already doing.

Now, in addition to that, what we do on that asset side in terms of our core focus -- 50% of our borrowing base is, historically -- lending base -- I'm sorry -- has been in LA County. So we see that we'll now have a major deposit franchise in LA County that synergistically works very well where we've got that core borrower, that income property borrower, within LA County, one of the best markets in the country for multi-family lending.

Let's walk through a little bit of the transaction that we just announced. It's structured at a fixed exchange ratio of 1.45 shares of Commercial Capital Bancorp for each share of Hawthorne Financial. That implies, based on last night's close, a purchase price for Hawthorne of 37.92. And, again, that's based on last night's close. That equates to an aggregate purchase price of $493m, so just shy of $500m and, again, that also includes, for those of you that are familiar with the capital structure, shareholders -- or a share structure of Hawthorne that's full diluted, which includes the options as well as the warrants outstanding. Structure is 100% stock transaction, tax-free exchange, and we're hoping for a closing toward summer of 2004. Now, obviously, that's subject to regulatory and shareholder approval.

The transaction was structured with an $18m termination fee, and we've already completed the due diligence. There was an exhaustive amount of due diligence that's been going on around the clock over the course of a very efficient period of time, and we feel like we've really gotten our arms around the operations -- both operations. Hawthorne has done quite a bit of due diligence on CCB. We've done quite a bit of due diligence on Hawthorne, and we feel very comfortable that we really know each other's organizations, and that's from infrastructure to talent to asset quality, systems, et cetera.

The ownership composition based on the exchange ratio equates to, roughly, 56% CCBI shareholders, 44% Hawthorne shareholders, and we are excited to be bringing on three of the directors of Hawthorne Financial, and we spent a lot of time there and feel very, very good and very excited about bringing that together. From a whole corporate governance standpoint, there are going to be six outside directors, three inside directors, and we feel that's a very well structured board.

And the management team, we were talking about the continuity of the talent here that's existed since the beginning of creating CCBI will be the management team of Commercial Capital Bancorp, going forward, and we're also excited that we're going to have a tremendous amount of interaction with Simone and, Simone, maybe you want to elaborate on how, through the actual closing of the transaction, how closely we're going to be working together.

Simone Lagomarsino - Hawthorne Financial Corp. - President and CEO

Absolutely, Stephen. I wanted, maybe, just to back up for a minute and mention -- Stephen talked about the due diligence that's gone on both sides, and I think it's important for me, maybe, just to comment on that. There was a significant amount of due diligence. As you can see, the transaction suggests that we will recommend and have agreed to take 100% stock in exchange for our stock at the exchange ratio of 1.45. So, really, we're looking at this as we're investing in the combined company, and we did a significant amount of due diligence to get comfortable with that and feel very, very excited. I think it's just a really compelling story on a combined basis, going forward. And, as you can see here on the screen, Hawthorne shareholders will own 44% of the combined company. So we, as a shareholder base, will have a significant ownership position.

As Stephen mentioned, we will be working very closely together in the next six months or so, or however long it takes, to get through all the approvals and to close the transaction, and we will make sure that it's a very smooth transition. One of the decisions that was already made is that CCBI will be migrating to the Hawthorne system, and so -- which is really exciting from the standpoint that CCBI is on the same system as First Fidelity was on -- the transaction that we actually worked through about 18 months ago. So we feel it will be a very smooth transition, and we're really excited about working through that together.

Stephen Gordon - CCBI - Chairman and CEO

Walking through some of the fundamental economic benefits in this transaction -- it is immediately accretive to CCBI shareholders GAAP and cash earnings per share. Just under 12% accretive to GAAP EPS and 13% accretive to cash EPS. It is immediately accretive to CCBI's tangible and book value -- standard book value, 216% accretive and tangible book value, 31% accretive.

In terms of what comes together here, what it is that we saw just from a pure economic benefit standpoint -- financial benefit standpoint -- is Hawthorne brings to the table $2.7b in total assets; $1.7b in deposits; 15 banking offices serving close to 40,000 households; very retail, very community-based driven franchise; $161m of tangible stockholders' equity; and based on street estimates for '04, $31m of net income projected in '05, $34m of net income projected.

Now, going a little bit further into what this works out to on a snapshot basis -- fixed exchange ratio 1.45 times for each share of Hawthorne. That implies that 37.92 dollar-per-share transaction, which works out to just under a $500m deal value, which is a 25% premium to Hawthorne's market price at the close last night.

Now, based on implied numbers, based on earnings per share projected from the Street estimate, that's 2.43 a share of Hawthorne, which works out to 15.6 times Hawthorne's earnings projected for '04, or 14.1 times '05 estimate, 2.4 times book value per share, and 2.76 times tangible book value per share based on December 31 numbers. We feel, I think, both shareholder bases should be pretty excited. These are very healthy, very good valuation numbers. We feel that this is a very fair transaction for both shareholder bases.

Simone Lagomarsino - Hawthorne Financial Corp. - President and CEO

May I just mention, also, we've mentioned that the transaction is accretive to CCBI's GAAP and cash earnings, but it's also accretive to Hawthorne's GAAP and cash earnings, and people were in, actually, double-digit accretive with the expectations that we have for 2005.

Stephen Gordon - CCBI - Chairman and CEO

I'm just going to kind of go right through the highlights of the combined numbers and everybody can see what each company has contributed to the equation, and then we can kind of take you through everything as we go past this -- but market capitalization in excess of $1b. Right now, CCBI's market cap on a stand-alone basis is a little bit shy of $600m, and Hawthorne's market cap is roughly around --

Christopher Hagerty - CCBI - CFO

It's $445m, based on outstanding shares.

Stephen Gordon - CCBI - Chairman and CEO

So combined, that's north of $1b market cap -- that's very exciting, as a combined company, to be in this position in a relatively short period of time. It's a major accomplishment, and everybody should be pretty excited about that.

Total loan -- $3.2b, securities just under $1b, total assets approaching $4.5b and, again, this is unadjusted --

Christopher Hagerty - CCBI - CFO

Yes, this excludes purchase accounting adjustments, that's right.

Stephen Gordon - CCBI - Chairman and CEO

For those of you who -- that was Christopher Hagerty, chief financial officer of the company. Total borrowing -- $1.7b, tangible equity; right around than a quarter of a billion; and combined net income of around $50m, and this does not assume anything in terms of --

Christopher Hagerty - CCBI - CFO

We get into that a little bit later in the presentation.

Stephen Gordon - CCBI - Chairman and CEO

And total deposits of $2.4b. These are very exciting numbers. Just to see what the balance sheet looks like, I'm just going to kind of highlight -- it's a very diversified loan side of the balance sheet as opposed to -- it isn't very income property-driven, which is -- we stand by that. We're excited about it. Multi-family is the best-performing asset class, bar none. What you have in Hawthorne is a little bit more of a diversified balance sheet with a very strong focus on what I call the "high net worth" single-family type of property within California's -- predominantly Southern California -- and also a very strong income property focus with a niche expertise within commercial and construction. Combined, we're looking at a very strong provider with a very strong expertise within California in single-family, multi-family, commercial real estate construction, et cetera.

The asset qualities -- very good between the two companies. We've got very strong reserve levels between the two companies. Hawthorne has roughly $33m, almost $34m of reserves, having built up through the years, having gone through the early '90s, et cetera, and CCB having just brought together this whole team, roughly, about six years ago, having just bought a bank four years ago, and having just gone public just over a year ago, has built up, roughly, about $4m of reserves. Combined, we've got just under $40m of loan loss reserves against an entire book of business that is performing extraordinarily well, and very good coverage to nonperforming assets.

The real excitement is also that deposit franchise, as we were just talking about. It brings together, a very good diversified base of depository product that, whether it's customer or the client in and around Southern California, whether it's our borrower base who wants to have a depository franchise to support them, it really brings together a very strong depository base here. So we're now looking at a combined entity having a good core deposit franchise with roughly 44% of that being interest-bearing demand, savings, money market, as well as there has been a very successful, strong effort -- and Simone will elaborate on this in just a little bit -- to transition those time deposits into core deposit as well as to continually bring down and lower that cost of funds.

There is, obviously, through this organization, a decent borrowing base that has also created a very strong anchor on the liability side at very low cost at a time that it's been very difficult to get retail to extend. We've all experienced that, and the borrowing capabilities of the company are still very, very strong, going forward. So we feel like the quality of funding in the combined organizations is superior to where it stood on its own.

We view this transaction -- we've got strong talent, strong experience, strong knowledge through the whole organization. We feel that this is a low-risk transaction from the standpoint of bringing these companies together. CCBI's team has significant acquisition and integration experience. You may not be familiar with that in terms of CCBI's recent history, but if I go back a bit and talk about the talent base that exists here and where they came from, what the past life was out of places like Home Savings, American Savings.

If we consider some of the integration consolidations that they've gone through in the past, those such that people may be familiar with, such as Home Savings acquiring the First Interstate business branches, consolidating and integrating those operations. Home Savings acquiring Coast Financial, Coast Federal -- integrating and consolidating officially those operations. The consolidation of Home Savings into Washington Mutual and what was experienced through that whole transition from people to systems to talent to physical infrastructure. The American Savings acquisition by Washington Mutual -- we have people here who were involved in that. And then people will probably remember Home Savings' integration with Bowery Savings. For the New Yorkers on the phone call here, you'll probably remember Bowery Savings, and there are people who were involved in that.

Simone has gotten a tremendous amount of experience in her team and, Simone, why don't you elaborate on that a bit?

Simone Lagomarsino - Hawthorne Financial Corp. - President and CEO

Sure, Stephen. Our Hawthorne team, as I mentioned earlier, did the integration at First Fidelity, which was about $600m assets, and we were able to -- and they had four branches, and we were able to do that integration quite successfully. We retained a number of key people, and a lot of our team actually worked with some of the team here that was at Home Savings, and some of those people were the lead people in our integration process. So we really believe that the two teams working together will just do an outstanding job in terms of integrating the two companies, and we're really excited about that.

Stephen Gordon - CCBI - Chairman and CEO

One of the things that we spent a lot of time on over the course of this analysis between all of us -- and due diligence -- really was that whole integration and infrastructure-related discussion. By the time we got to the end of this, we were very excited, and we all felt very secure that between the talent, the experience, the infrastructure in place, that it really put us in a position to be able to take this next step together and that the combined entities that this really is going to be a powerful transaction between all of us that goes to that whole next level very comfortably.

We do not expect a branch consolidation to occur here in that we don't have overlapping infrastructure. We have synergistic additive infrastructure in terms of the branch locations. We see that as a very exciting component of this, and, as you mentioned before, we're actually going to migrate the majority of what we've got going on here onto the Hawthorne system in that Hawthorne's got roughly eight times the number of accounts. It's got quite a big -- a greater number of branches and people who are used to systems in those branches that we see as being extremely important, going forward.

I'm sure you're all going to have questions regarding integration, and we'll be able to address that as soon as we open that up into Q&A.

Christopher, would you please go into some of the assumptions in this new pro forma, going forward?

Christopher Hagerty - CCBI - CFO

In looking at the pro forma assumptions, we used the First Call estimates for both companies; up front transaction charges of about $24m pretax. Obviously, that includes restructuring charges as well, and as Stephen and Simone pointed out, there is going to be charges incurred by both companies, as we're going to be taking a lot of the Hawthorne talent systems, et cetera. So we expect that systems and those types of things might actually be incurred on the CCB side.

Cost savings, we think are very realistic at 25%, $11m pretax, and that integration of the cost saves, I think are also very realistic, and this is based on the discussions that we both had, as Stephen and Simone pointed out, through our due-diligence process. Obviously, they are across the board in terms of occupancy in some areas, systems in some areas, as we talked about and, obviously, the overlapping areas of administration and other areas within the organization.

Core deposit tangible at 3% of the transaction accounts amortized over 10 years. No revenue enhancements assumed, and I think that's something that when you hear about the synergies that go on and the combination of the people, the talent, et cetera, the fact that no revenue enhancements are assumed is something that should be noted.

Estimated mark-to-market results in terms of just the right [audio break] approximately $23m after tax. That's primarily on the liability side of the balance sheet.

Stephen Gordon - CCBI - Chairman and CEO

I just want to elaborate on something that you were just saying, Christopher, because I think this is extremely important. You see a lot of these announced acquisitions, and there are all sorts of assumptions baked in in terms of those revenue enhancements. You end up hearing about these real aggressive assumptions in terms of cost savings, and then as shareholders we all wonder, a, can they actually achieve the cost save; b, are they really going to be able to pull off these revenue enhancements that they haven't done so far? And then you look at them, and you say, "All right, so that's creating that accretive aspect of EPS, going forward," and you really wonder, is this a high-risk transaction as opposed to a low risk? You know, I want to stress that there are no revenue enhancement assumptions baked into these numbers and, not that this is an assumption anybody should use, because we're standing behind this 25% cost saves assumption, but we've run the numbers even assuming -- let's say we failed abysmally, and we only got zero cost savings, it's still accretive to EPS at those levels.

Now, the reality -- to CCBI's EPS -- now, the reality is, 25% is a number that we all feel very comfortable with -- that it's achievable.

Christopher Hagerty - CCBI - CFO

Yes. In terms of the pro forma balance sheet, if I could just walk you through this. I know we'll have a lot of questions here. These are December 2003 numbers for both companies that are presented. The estimated adjustment assumes a close somewhere in the middle of the year. Tangible capital there is $206m, and if I can just elaborate on the capital -- please understand that the bank capital, close to 8% at CCBI, at the end of the year, $135m. Hawthorne's standing with capital is $207m at 7.8% tangible capital ratio. So even if you take a look at those -- combining those bank balance sheets, taking a look at the purchase accounting adjustments, taking a look at First Call estimates of earnings, you're looking at a very powerful, well-capitalized, bank financial institution which will be in the 7.5% range, going forward, and so there will be significant growth capability at the bank level and for the company.

And that also will be demonstrated by the fact that our loan-to-borrow ratio, which is $20m at CCBI will grow in excess of $50m as a result of this transaction. So that will allow us to continue to service our clients and to continue to reap the benefits for the shareholders in terms of growing our balance sheet.

I also just want to point out that the tangible capital numbers here are based on actual outstanding shares and in terms of how this transaction pulls together.

Stephen Gordon - CCBI - Chairman and CEO

Which, as you look at that, Christopher, talking about 216% accretion-to-book value, and 31% accretion to tangible book value -- all very, very strong numbers.

Christopher Hagerty - CCBI - CFO

Right. In terms of the pro forma income statement -- again, First Call estimates are used. Please understand that the Hawthorne contribution on the after-tax impact is for half a year. The tax rate is assumed at a marginal rate of 42%. Again, the core deposit is using the 3% transaction deposit over 10 years. Purchase accounting adjustment marks the liabilities over the estimated remaining terms of those items and those assets and liabilities. The cost savings, as we talked about, really is a result of coming through due diligence. We're very comfortable, not only with the dollar amount, the percentage, but also the terms of the timing, and we are very comfortable with that -- that's achievable. As you can again see, '04 accretion, as Stephen pointed out, and then in '05, accretive as well.

Stephen Gordon - CCBI - Chairman and CEO

Now, looking at this in terms of what we view as a tremendous amount of upside, going forward, as far as valuation upside for shareholders -- if we look at CCBI pro forma -- whatever we want to call this newco -- we look at it as this combined, stronger, synergistic, well-rounded company that's going to continue to grow. If we look at projected based again on those Street EPS numbers, $1.57 pro forma, that works out, based on last night's close, to just under 17 times earnings multiple, and you can see where that stands versus some sort of analyzed peer group.

If we look at that on an '05 basis, that's 11.7 times the EPS projected. Book value per share -- this is extraordinarily accretive to book value, and that ends up placing us at, roughly, about a 1.82 times pro forma book value and five times tangible book value. For anybody that's really followed CCB and looked at the growth in earnings, the growth in revenue, the growth on all metrics, you know, the growth rates that we've experienced in many of these sets of numbers have been just phenomenal types of levels that have led to very, very strong valuations, where, on a PE basis, we're very strongly outperforming the -- a lot of the peer group out there that people could look at us versus -- and, at the time same, that equates to those who -- when you've got earnings, people are heavily focusing on that PE multiple. Well, the result of that is we've got a very strong book value multiple in terms of how we're valued.

This brings those numbers kind of into line, kind of on the -- well, much higher than what Hawthorne is used to seeing from a shareholder base, lower than what we're accustomed to. I don't see that, in any way, this slows down the direction we're going in terms of continuing to grow this company. We feel very comfortable that we're going to continue being able to do what we're known to do. Growth rates, you can see where that is, et cetera.

I talked about that statewide presence. Now it looks very different than it has at any time that CCB has presented what was our statewide presence before. You can now see a very good, solid deposit franchise across Southern California, a very strong lending franchise across Southern California, with, again, a very strong lending franchise in Northern California, and, at this point, no depository franchise to really speak of in terms of being able to be proud of dominance in Northern California. But we're still very young in the existence of this company; we've got a long way to go. Those who want everything done yesterday -- we operate that same way around here culturally. And I would just like to say that, going forward, as much as we've accomplished in a very short period of time, we're still in our infancy. We've got a long way to go and, at this point, we've just begun and now we're very excited about this combination and how this -- in this wonderful market that's very deep in terms of economy, in terms of demographics, in terms of opportunity, this California market, yet we're really poised to do quite a bit, going forward.

When we look at this from a summary in closing, we view this as being extremely financially attractive and that it's immediately accretive to both EPS and book value per share. We end up with a diversified balance sheet driving stronger earnings growth and, as a 100% stock transaction, we're picking up a significant amounts of loans, a wonderful base of community-based retail deposits and equity, going forward, to support this ongoing growth.

One of the few statewide franchises in California -- we're going to have a strong banking franchise in LA, Orange, San Diego, in Riverside County -- has had a strong statewide lending presence led by being the third to fourth largest multi-family lender in the state of California. We've built a strong foundation for continued growth in that we've got a diversified loan niche now within the whole operation covering, not just multi-family, not just commercial office retail, but also single-family, construction, et cetera. We're bringing those products to the market. The liability side is much stronger, much more diverse, a higher quality funding base. We see this as adding to critical mass to compete throughout the entire state of California supported by a much larger capital base supporting where we're going and, as far as the upside potential, we've got great people with tremendous vision. We've got a culture that's driven, combined by a passion to achieve what many say can't be done and, at the same time, we've been a great success story at CCB and, combined, we really view this as the story just got that much better, and yet we're still young in that pattern, that growth pattern, in terms of where we're going.

So what we'd like to do at this point is open this up for questions, and we're all available, through this call, to address all the issues that I'm sure all of you are, hopefully, very excited to discuss and over the course of days and weeks to come, I'm sure there will be more questions. So, with that said, it's your call now.

QUESTION AND ANSWER

Operator

Ladies and gentlemen, if you would like to ask a question, please key star followed by 1 on your touchtone telephone. If your question has been answered or you wish to withdraw your question, please key star followed by 2. One moment, while our first question comes up. And that question comes from Mike McMahon with Sandler O'Neill and Partners. Please go ahead, sir.

Mike McMahon - Sandler O'Neill and Partners - Analyst

First, there's a fixed exchange ratio. I assume that implies that there are no collars on the transaction?

Stephen Gordon - CCBI - Chairman and CEO

That's correct, Mike.

Mike McMahon - Sandler O'Neill and Partners - Analyst

Okay. And your best guess would be -- for the close -- would be about when?

Stephen Gordon - CCBI - Chairman and CEO

We're estimating summer. Obviously, we've got to go through shareholder and regulatory approval, and we're both in very good standing with the regulators, and we're both acutely familiar with our shareholder base, and we think we've got a great story here, so we think that we're going to have tremendous shareholder support. But it is a process, so we're estimating, at this point, sometime around the summer.

Mike McMahon - Sandler O'Neill and Partners - Analyst

Okay, and then, last, can you just elaborate a little more on the cost saves at 25% considering there is essentially no branch overlap, and you're not planning on closing any branches?

David DePillo - CCBI - President, Vice- Chairman, COO

There's a few areas, Mike, that we looked at -- this is Dave DePillo -- as the leader of the due-diligence process from our side, we have obviously recognized certain overlap within administration as well as overlap within the core facilities between the two companies -- not necessarily impacting the branch system -- as well as there is systems overlap. We are going to migrate -- we're on the, essentially, the same platform from an operating system standpoint, but we are transitioning to their core processing system, OSI. So we will have, again, cost savings on our side as well. So we're really looking at it in three areas -- administrative overlap, facilities -- major facility overlap as well as IT overlap.

Mike McMahon - Sandler O'Neill and Partners - Analyst

Thank you. Congratulations again.

David DePillo - CCBI - President, Vice- Chairman, COO

Thank you, Mike.

Stephen Gordon - CCBI - Chairman and CEO

Thank you, Mike.

Operator

The next question we have comes from Richard Eckert with Roth Capital Partners. Please go ahead, sir.

Richard Eckert - Roth Capital Partners - Analyst

Yes, I just had a question about how you see the composition of your earnings assets and particularly your loans and your deposits evolving. Do you plan on keeping it at that pro forma mix of single-family, multi-family, commercial real estate construction or how do you see that migrating?

David DePillo - CCBI - President, Vice- Chairman, COO

It's very interesting, Richard. I'll address it from the asset side. You know, initially, looking at the transaction early on, we didn't have a great sense to what their core origination platform was for the single-family product that they offer and, after spending countless hours on due diligence, we're very, very excited about the single-family platform that they offer. This is more of what they call an estate-lending platform for high net-worth individuals, relatively low loan-to-values, and on properties that are well supported in the market. Again, very complementary to the lending that we do on the apartment and commercial real estate side -- small in numbers and relatively large in dollars but relatively conservative loan-to-value. So our expectations on that business is not only to embrace it but also to grow that. Now, will that grow as a percentage of our balance sheet, over time? I would -- at this point we would seek consistent growth between that area and our core origination platform of apartments and commercial real estate.

Looking at their platform, that is -- from the income property side, that is very exciting. From our perspective, we have a lot of overlapping customers that we can now provide additional service. Hawthorne and First Fidelity have traditionally focused on a slightly different segment that -- borrowing base -- smaller in dollars, a little higher volume. We have not necessarily been growing our average size, over time, but, collectively, integrating both groups, we think that that business will grow dramatically. They've been traditionally more wholesale; we've been more direct retail. The combination of those two lending platforms, we see great synergies.

Beyond that, a lot of our customer base from the income property side is also Hawthorne's customer base from the construction lending side, meaning they're doing a lot of the construction loans on the front end, and we're the take-down on the back end. Given the relative size of the company, going forward, we're going to be able to support that customer base. So what we see is consistent growth in single-family, consistent growth in construction lending, and, obviously, consistent growth in the income property side, not changing the relative mix too much on a go-forward basis.

Stephen Gordon - CCBI - Chairman and CEO

David, why don't you speak a little bit to the reserve levels.

David DePillo - CCBI - President, Vice- Chairman, COO

You know, looking at -- I mean -- we have done exhaustive due diligence on the asset side of Hawthorne. Obviously, you know, we're taking on $2.7b of assets on to a $1.7b balance sheet. So we were obviously very concerned about overall asset quality. To put it in perspective, if Hawthorne had, at the time of due diligence, just one REO to, I believe, six non-performing loans that appeared to have plenty of equity to support the underlying indebtedness of Hawthorne, mostly centered in some smaller residential properties relative to their average size. Looking at all their major transactions and sampling through their portfolio, we feel very, very comfortable with the reserve level.

Stephen Gordon - CCBI - Chairman and CEO

Terrific, and, Richard, to answer your question about the deposit side, this is very exciting. You're looking at bringing together a very, very strong community-based retail franchise that's been around for 50 years that Simone and her whole team there have done a great job of evolving, improving, transitioning, and it continues to transition the mix of CDs to core deposits, transaction accounts, and in driving very good fee income from at the same time doing a great job in terms of continuing to lower the cost of funds and that, combined with what we've been doing, that's been a little bit larger in dollars and a little bit more efficient from a mathematical standpoint but also very strongly driven by transactional account growth. The combine -- I think this is very, very solid, very good, going forward. And continued opportunity to improve the quality.

Don't look at this as -- people have a tendency, short-sighted, to look at these things with a snapshot and assume that's what it is and it stops there -- just constantly working and evolving the growth of the quality of this whole deposit franchise, and this is a tremendous starting place from which to launch to that whole next level. Simone, is there anything you want to elaborate on some of that mix and how it's been evolving?

Simone Lagomarsino - Hawthorne Financial Corp. - President and CEO

Sure. We've continued to really focus on growing our transaction accounts and really working to lower the cost of funds, in large part of because of just what the interest rate environment that we've been operating in, and we've been really fine-tuning our marketing and it's been really exciting to see our overall cost of funds is 1.8%, and our transaction accounts grew about 30% this last year, or the non-interest bearing checking accounts, grew 30%, our overall transaction accounts grew about 13%. And we're really continuously working to fine-tune how we market to our customers and make sure when it worked, that we continue to just duplicate those efforts. So, it's-- it's something that we're really proud of. It's how we've transitioned; just four years ago, we had about 20% transaction accounts, and now we're at 42% overall transaction accounts in our deposit base.

Stephen Gordon - CCBI - Chairman and CEO

You know, what's interesting there also, Richard, is that when we talk about where CCB is and where Hawthorne is at this stage in our evolution, you know, CCB is very well-known across the state. You now, if you talk about from a lending perspective, within the income property industry, or sector of the market, everyone knows who CCB is. They don't know who we are on that banking franchise standpoint. They're like, "Who's CCB?" "You should bank with us. We're that company out there that pays you something on your money." And that's worked very, very well, and they've transitioned over to us, and we've been very good at starting to get that whole synergy going with our borrower base, to turn them into a depositor with us.

On the other hand, conversely, everybody, through that whole South Bay area, knows who Hawthorne is from a depository banking relationship standpoint, and when it comes to that, branding becomes such a big thing and Hawthorne has done a phenomenal job on that whole marketing/branding relationship in the community type of effort, and again, this really takes us to that whole next level, of being a well-rounded, known institution for a tremendous amount of repeat business going forward on both sides of the balance sheet.

Richard Eckert - Roth Capital Partners - Analyst

OK, just one more follow-up question. Did I understand Christopher saying that your loan to one borrower would go up from approximately $20m to $50m?

Christopher Hagerty - CCBI - CFO

That's correct, yes.

Richard Eckert - Roth Capital Partners - Analyst

OK, thanks.

Stephen Gordon - CCBI - Chairman and CEO

And we look at that also from the standpoint for-- for anybody who looked at us early on, before we-- or as we were getting ready to go public and viewed us a potentially a mortgage banking company that was doing this bank thing, you know, they kind of didn't get it back then. Now we've gone through this whole evolution where we've really brought this whole thing up to now being a $1.7b in total assets, we announced that realignment back in April that enabled us to keep up to 100% of our loans, so really selling almost nothing. During the last quarter, the December 31 quarter, we announced that we kept 94% of our loans. We envision that going forward, with this capital base, that we're now in a position, from a lending standpoint, to really now grow that net interest income, as we grow that balance sheet, that portfolio of loans.

Richard Eckert - Roth Capital Partners - Analyst

OK, thank you.

Stephen Gordon - CCBI - Chairman and CEO

Thank you, Richard.

Christopher Hagerty - CCBI - CFO

Thanks, Richard.

Operator

The next question we have comes from James Abbott with FBR. Please go ahead, sir.

James Abbott - FBR - Analyst

Good morning. Great transaction, guys.

Stephen Gordon - CCBI - Chairman and CEO

Thank you, James.

David DePillo - CCBI - President, Vice- Chairman, COO

Thank you, James.

James Abbott - FBR - Analyst

I wanted to touch on- based on the follow-up to that last question, about the loan to one borrower limit, you've been actively trying to bring in additional lenders to your platform. How much has that been an impediment to that? How many lenders would you say, roughly, would you be able to bring in, based on the increased loan to one borrower limits?

David DePillo - CCBI - President, Vice- Chairman, COO

This is very phenomenal for us, James; it's from both sides -- not only from the direct retail, but also on the wholesale side. I got a litany of voicemails, not only from other originators in the market, but also from some of the more substantial mortgage brokers in the market, saying congratulations, this is great for all of us.

Stephen Gordon - CCBI - Chairman and CEO

And the real estate brokerage community.

David DePillo - CCBI - President, Vice- Chairman, COO

And real estate brokerage community. They see this as a phenomenal leap for us, for both sides. The bottom line is, we have products that Hawthorne was not in a position to offer, and now we have products that we really weren't focusing on, from CCB's standpoint, and Stephen and I have always talked about, you know, creating a financial institution that could dominate specific markets, and I think we're reaching that level. So as far as attracting new talent into our organization, on a collective basis, this is a phenomenal transaction to do that, as well as expand some of the wholesale business that we really weren't taking advantage of that, certainly Hawthorne was.

Stephen Gordon - CCBI - Chairman and CEO

While still having all the checks and balances in place, obviously, that, you know, to analyze what's coming in through that channel.

You know, David, one of the things that, you know, we talked about for years, and when we were walking out of the office last night, you know, whatever time it was -- all I know it was very dark and we were very tired, with that-- you know, we talked about this "one stop shop," so to speak, this channel that starts kind of at the point that the real estate investor is getting ready to do something, that the seller and buyer of the real estate is making his decision, and now, all of the sudden, you've got the real estate broker involved. Then you start getting the mortgage broker involved. And then at some point or another, the party providing the financing is getting involved. So, to bring together what we brought together, to being one of the largest savings institutions headquartered in Southern California, behind only a couple of institutions out there, puts us in a position to be able to be that much of that stronger vehicle, being that stronger performer with that much more equity who can be that much more dominant and can execute what they say they can execute that much more consistently, in this market.

David DePillo - CCBI - President, Vice- Chairman, COO

Yeah, we look at this, you know, obviously, there's a cost savings between the two entities. Any time you combine two organizations, you're going to have overlap, to a certain degree, based on overlapping infrastructures and what-not. But we really look at this as truly synergistic, and a lot of people say that, but we've now actually experienced that first-hand. You know, looking at a company from afar, you get a certain perspective, but once we were able to lift the covers and look underneath, we see a tremendous opportunity, once combined, to really-- and Christopher elaborated on -- you know, there is no assumptions of revenue growth, but you know, we see the synergies to really step this up. And that's what CCB is all about -- it's revenue growth and earnings growth and you know, the balance sheet follows along with it, so this is really exciting, from our perspective.

Stephen Gordon - CCBI - Chairman and CEO

With that said, somebody has just emailed in a question, that I think this would be a very logical moment to address, from an asset quality standpoint. Somebody's question is, "Is CCBI quite vulnerable to a downturn in the real estate market?" And David, why don't you talk a little bit about the markets in which we all operate in California?

David DePillo - CCBI - President, Vice- Chairman, COO

Yes, it's interesting. You know, obviously, our focus has been on the income property investor as well as a high concentration in the multi-family markets, and you know, as we've seen, that's been the best-performing asset class, bar none, nationwide. And that really relates to the credit quality culture, not only at CCB, but we've also seen at Hawthorne, which is, you know, we're willing to look at individuals who have substantial net worth, we're willing to do rational leverage, but our average loan to value is less than 70% at origination, and actually fell in the fourth quarter to around 65%. If we revalued our portfolio, year in and year out, you know, we're probably closer to a combined LTV of somewhere approximately 50%. Yes, certainly, you could have a downturn in a real estate market, but you know, my question to investors would be, "Gee, would you rather look at a company that has a very strong credit culture that is taking low risk, how well will they be insulated in comparison to someone whose focus may be on a specialty finance, high-risk area, such as sub-prime lending, where the leverage rates are so high that any ripple in the economy is going to create consternation over time?" So, we're looking at building this portfolio for the long haul, and I think over the last four years, Simone's attention to the credit culture at Hawthorne has certainly shown in their numbers. We feel we're well-positioned, going forward, to be insulated against certainly normal cycles that we will experience.

James Abbott - FBR - Analyst

I had a couple of follow-up questions, if--

David DePillo - CCBI - President, Vice- Chairman, COO

Sure.

James Abbott - FBR - Analyst

Also, on the insider ownership, it looks like pro forma, it's going to be close to 30%. Any anticipation of sales in the upcoming year or so, from that?

David DePillo - CCBI - President, Vice- Chairman, COO

As Stephen always mentions, he can speak for himself and myself also, we have no plans for selling any of our stock. Certainly, you know, I've learned a valuable lesson early on. I sold a small amount of my stock holdings to buy a piece of land, and that was a foolish mistake, but--

Stephen Gordon - CCBI - Chairman and CEO

And I bought some of that stock and it was not a foolish mistake.

David DePillo - CCBI - President, Vice- Chairman, COO

But that was a small portion of my holdings, that I wish I had back. But we're all about growing shareholder value and as the two largest shareholders, we're obviously very committed to this process going forward, but no real plans to sell any of our holdings.

Stephen Gordon - CCBI - Chairman and CEO

Yeah, we've got a lot of skin the game. We all bet on each other, all day long around here, and you know, I think the-- you know, speaking for myself, and I think it applies probably to most people, is probably the best investments we've ever made are the ones we actually have the ability to influence. You know, if I'd owned shares of the largest company in the world and they mess up, I wouldn't even know where to begin, with whom to ask, or whom to suggest how to fix something. So I know that around here, you know, we very much believe in everything that's going on around here, every day, and we put our money where our mouth is, every day. We're the largest shareholders in the company. And-

David DePillo - CCBI - President, Vice- Chairman, COO

So I think your answer, James, is no at this point.

James Abbott - FBR - Analyst

Anything from Hawthorne's side that we might anticipate?

Simone Lagomarsino - Hawthorne Financial Corp. - President and CEO

You're asking about any shareholders-- any-- I'm sorry, insiders?

David DePillo - CCBI - President, Vice- Chairman, COO

Insiders -- insider selling.

Simone Lagomarsino - Hawthorne Financial Corp. - President and CEO

Actually, all of our board members have agreed that there won't be any sales prior to the- I think it's prior to the shareholders' meeting, so they've all signed agreements to that effect.

James Abbott - FBR - Analyst

OK, thanks.

Simone Lagomarsino - Hawthorne Financial Corp. - President and CEO

We're very excited about the transaction, so-- I mean, I don't want to-- that's a technical detail that we've agreed to that, but I think the other way that I should say that is, we are all very excited. In fact, three of our directors are going to go on to the board and are very excited about the future of the combined company, and just think it's really in the best interest of our shareholders to go forward with this transaction.

James Abbott - FBR - Analyst

OK. And then the final question was on the underwriting of Hawthorne's multi-family loans. Can you give us the color as to how that matches up with CCBI's and--

David DePillo - CCBI - President, Vice- Chairman, COO

You know, it's not that much different, and I think, James, the industry, because there is not this extensive takeout market -- i.e., there really is no sub-prime market for multi-family and income property. Most people underwrite well within what our regulators define as best quality, so what I would say is it's very, very consistent with what we do over at CCB and no real subtleties or nuances that would create any, you know, adverse selection at this point, that we can see.

James Abbott - FBR - Analyst

OK, thanks very much. Great transaction.

David DePillo - CCBI - President, Vice- Chairman, COO

Thanks, James.

Operator

The next question we have comes from Joe Gladue with Cohen Brothers.

Joe Gladue - Cohen Brothers - Analyst

I guess I'd like to follow-up on one of the earlier questions, where I guess you talked about the possibility of attracting new loan officers with the higher loan to one borrower limits. I guess I'd like to ask about the opposite side of that. Is there any, you know, danger of losing loan officers, just due to overlapping customer responsibilities and how do you address that?

David DePillo  - CCBI - President, Vice- Chairman, COO

Not at all. That's the wonderful part of this transaction, which is, you know, really Hawthorne acquired First Fidelity's platform for income property and after they viewed it, just as we're viewing their single-family, they embraced it and First Fidelity was a straight wholesale shop that's focused very heavily on small balance transactions and our vision was always kind of to pick up from the half to three-quarters of a million, up. Really, million dollars up, and we're really focused on the $1m to $5m range. Hawthorne average balance is around a half million, so I think once we combine the two, we don't have a lot of overlap, so we're seeing certain relationships will shuffle around. We do some mortgage brokerage that there is some combined relationships that at the end of the day, either our guy is going to do a little more volume or the wholesale division will end up with a little more volume, but very, very little overlap and I think that's one of the exciting parts about this transaction.

Joe Gladue - Cohen Brothers - Analyst

OK--

Stephen Gordon - CCBI - Chairman and CEO

One of the-- I'm sorry, go on. Go on.

Joe Gladue - Cohen Brothers - Analyst

Go ahead.

Stephen Gordon - CCBI - Chairman and CEO

I'm just seeing emails coming across. I just kind of wanted to throw one more thing out there for a second. For the shareholders out there who are not familiar with some of the people here, from CCB, because this is our first opportunity now to also speak with a lot of the Hawthorne shareholders, let me just give you a quick-- because you're hearing a lot of expertise about the markets, a lot of expertise about credit quality, et cetera. That's David DePillo, to my right, and I guess from where you're sitting, probably to the left. David ran the entire multi-family banking operation over what was Home Savings of America/ HF Ahmanson. You know, that balance sheet was roughly $14b in multi-family assets, originated around $2b to $2.5b a year of multi-family loans, commanded about a 25% market share in the state of California. Christopher Hagerty, to my left, so your right, Christopher was the controller for all of Home Savings / HF Ahmanson, and you know, if you consider what that was, that was a publicly traded company, it was about $50b in total assets, prior to its sale to Washington Mutual, and Christopher was heavily involved in the whole integration--

Christopher Hagerty - CCBI - CFO

All the integrations, both sales and purchases, in terms of company-wide, as well as certainly from a finance perspective.

David DePillo - CCBI - President, Vice- Chairman, COO

So certainly, when you look at this transaction, and, you know, for us to talk about integrating 20 branches at the end of the day, total, 15, and four, now soon to be five, and then migrating the Hawthorne income property franchise into ours is a task certainly well within our skillsets. It is a big transaction to CCB, but a small transaction to the management team, not that we're in any way taking this lightly. But one of the things that people need to understand is, you know, we've done integrations back, you know, probably close to 20 years ago, and that was a much different environment. You had, you know, 100 year old legacy systems out there that were very incompatible and very hard to migrate across, and your biggest issues were in conversion, systems conversions, and we've certainly seen that. You know, nowadays, their operating platform is identical to ours. Sure, their core processing is different, but we see that as a very easy migration. The transaction risks that existed five to ten years ago certainly aren't the problems that we're seeing today, and we see this as a-- I wouldn't say an easy transition across, because there's logistics, people, systems, what-not, but certainly well within our skillsets.

Stephen Gordon - CCBI - Chairman and CEO

Go on, James. Sorry.

Joe Gladue - Cohen Brothers - Analyst

It's Joe.

Stephen Gordon - CCBI - Chairman and CEO

Sorry, Joe.

Joe Gladue - Cohen Brothers - Analyst

That's OK. I guess just ask a-- maybe you can address a little more the-- just the cultural fit in relation to-- I guess Hawthorne has been more retail, community-oriented than CCB, and I guess any issues relating to that?

Stephen Gordon - CCBI - Chairman and CEO

We don't see it. We see it as all beneficial and we're all kind of leaning towards one another in this whole process here. We've really gone the direction of relationship banking with that clientele, so we see this an opportunity to just have a much larger base on that, and philosophically, we all-- we all try to treat every one of those customers as a client and it doesn't matter what size deposit they have or what size loan they have, they're all treated just as well and just as valuable and important to the whole franchise.

Joe Gladue - Cohen Brothers - Analyst

Will the-- I guess combination sort of change the strategy in terms of, you know, the need for more physical branches, as you expand? Will branching be more-- a bigger part of the future?

Stephen Gordon - CCBI - Chairman and CEO

You know, I'm going to respond to the word "need" that you used--

Joe Gladue - Cohen Brothers - Analyst

OK.

Stephen Gordon - CCBI - Chairman and CEO

Yeah, there's opportunity. This is a very large market, and if we talk about Northern California and Southern California, you know, we just had a meeting the other day with one of the largest residential builders in the entire country who does a massive amount in California, and they've said there's no longer this Northern and Southern California, it's now eastern and western California, is the way this whole growth thing is really going, and we see that there are markets within California that are incredible markets from a banking standpoint, depository standpoint, that are growing tremendously, where there's a lot of depth, the demographics are terrific, the economics are wonderful and we're extraordinarily, between the companies, efficient at what we do, and the decision-making processes are very good between the companies, between the individuals, between the talent base here, and yeah, I think people have gotten-- I hope you've heard me say, you know, if something makes sense, we'll do it. If it doesn't make sense, we won't. But we're going to always be opportunistic, and bureaucracy isn't what we're all about, so you know, from the standpoint of opening additional branches, if something makes sense, we'll do it. We're not going to do it for the sake of having, you know, branches on every corner.

David DePillo - CCBI - President, Vice- Chairman, COO

And the one thing I would add is culturally, the companies really aren't that different. And especially on the retail banking perspective. Hawthorne has a very strategic, focused effort to have very substantial branches, concentrated in a geographical region. That's our approach, and we've done it with our four; they've done it with their 15. And obviously, when you look around and you try to find synergistic companies to combine with, certainly from their approach to retail banking, even though the customer may look slightly different than our customer, we have many overlapping customers. But, their focus on their branching is very similar to ours, which is, you know, high volume, high deposit, very efficient branches.

Stephen Gordon - CCBI - Chairman and CEO

Yeah, when you look at the-- and Simone, you can elaborate on this, but you know, when I look at the branches that Hawthorne has, and I know your question is more toward, Joe, where are we going, but I want to talk for a second about where we're at, before you talk about where we're going, because philosophically, I want everyone to really understand that we're all about having very efficient funding, very efficient branches, and have those relationships with people be such that they want to do more with us. That when you look at their-- you know, Hawthorne's branches, they have quite a number of branches that are in excess of $100m of deposits. You know, that's great. They have some branches that are $160m, $170m, $180m, you know, almost $300m in deposits. You know, we're kind of that same way -- few branches, high in dollar volume, so that they become profitable, very meaningful branches. Then we look at our Irvine headquarters. We've got hundreds of millions in deposits in the Irvine headquarters branch. We have the- the Rancho Santa Margarita, so the south Orange County branch that we opened just open a year ago, that's heading on being a $100m branch, and we've barely made a dent into that market. When we look at San Diego County and the opportunity down there, you know, what we're doing in La Jolla, the growth rate of that branch exceeds the growth rate of what we've been doing in south Orange County.

Simone, you've got wonderful passion about the infrastructure you've got here and where it's going. Why don't you talk about how it got here?

Simone Lagomarsino - Hawthorne Financial Corp. - President and CEO

Sure. Well, Hawthorne actually many years ago had 23 branches, and then went through things in the mid 90s, and we shrunk down to about six branches and stayed there until about 1999, and then we decided that we were really in some really terrific markets, and that we wanted to expand and take the opportunity for expansion, and since then, we've been opening branches primarily in the South Bay, and those branches have grown very well, and now we really are, as Stephen mentioned earlier, you can walk around in the South Bay and ask about what bank to go to, and Hawthorne is the name of the bank that comes up. So, a big part of that for us is we have established a discipline at Hawthorne and I don't know if that's going to be something that they're going to want to go forward with, with CCBI, but we've always kind of looked at our branches as an all-in cost of funds, and we've always wanted the last branch that we open to be fairly in line with the all-in cost of funds of other branches before we took on additional overhead and went into a new branch location.

But, the biggest thing in branching is location. Bottom line -- you need to be in a highly foot-trafficked area, and that's one of the things that we've always looked for, and if you get an opportunity, as Stephen said, I mean, they're strong business people, and that's one of the things that we feel was most compelling about this transaction is they really are a solid management team that really understands this business and will take opportunities like this transaction, we think, is a great opportunity for all the shareholders. So from a branch perspective, you know, we think we have a really solid deposit franchise, and we think that it's going to be improved and enhanced as a result of this transaction.

Stephen Gordon - CCBI - Chairman and CEO

Two things that I wanted to touch on also, in addition to that, is-- I'm probably going to forget the second one as I remember the first one, but the-- you know, when you talk about the culture within Hawthorne, one of the things that we saw-- there are a lot of bankers that talk about having a sales culture that just don't get it. You know, those are great words, but they don't know what that really means. They talk about cross-sell and they really know what means. One of the things that we saw within Hawthorne that's really exciting is it's not like-- you know, we're very sales-oriented at CCB. We get it. We got it. It works. And it's created a very meaningful culture within CCB that's equated to, you know, in the mid 20s ROEs and just a lot of high performance. They get it at Hawthorne. The branches get it, the people who interact with the branches, the culture is a sales-oriented culture and they're out there, you know, really excited every day.

Simone Lagomarsino - Hawthorne Financial Corp. - President and CEO

Thank you, Stephen. Yeah, we are very proud of that. Our employees are just unbelievably sales-focused and they're very service-focused and that's why we have grown to the extent that we've grown. We get five compliment letters for every complaint letter, and we track that. I mean, when you think about it, how many people stop to write a compliment letter and say, "Thank you for your service." Well, we get five times the number of complaint letters in the form of compliment letters, which I think speaks really loudly for our employees. Also, we shop our branches. We have a quarterly shop that each branch has to go through, and what we're looking for is, "Did they ask all the right questions that they're supposed to ask, to sell the products that we have?" and we can go back and really work with them if they didn't get the 100% score, and if they get a 100% score, we go out and give them a $100 on the spot and congratulate them for doing the right thing. So it is a discipline that we've put in place over the last, you know, five years, and really, it's been working and we're excited, because we think that as we combine the two companies together, that sales culture is going to really grow deposits and that will also help from the asset generation side, to be able to fund the asset generation with a low cost of funds. So we just see the two companies coming together as just combining together to make one very terrific company for the shareholders.

Stephen Gordon - CCBI - Chairman and CEO

And Simone, to step further, you know, the proof is in the pudding, because when people-- those are great words, but does it end in a result of truly being able to do it, and that's that whole thing of, you know, your cross-sell success ratio has been tremendous, fee income generation has been tremendous, and when we're talking about this whole thing, we're talking about that whole idea of, you know, people are willing to pay for a good meal. You know, are they willing to pay fees? And you've been very successful within Hawthorne of saying, "You get a service, you like the service, you pay for the service," and that's a great franchise.

One of the questions that also just got emailed across was, "Well, what does this mean in terms of the name of the subsidiary operation, the bank, going forward?" It is going to be Commercial Capital Bank, and I think that from a standpoint of where we're going, having a name like Commercial Capital Bank as great as the name Hawthorne Savings has been, it does somewhat localize the ability to expand, and when we're talking about being able to do what we want to do in Northern California, to be able to have a stronger presence around Southern California and deep into Southern California, having the more-- and also, knowing that there is a very strong focus in this company on the commercial and business side of this, having a name Commercial Capital Bank somewhat innocuous, somewhat generic, but also implying what it is. Going into these markets, I think it's very powerful, going forward.

David DePillo - CCBI - President, Vice- Chairman, COO

Joe?

Joe Gladue - Cohen Brothers - Analyst

I'm done, thanks.

David DePillo - CCBI - President, Vice- Chairman, COO

We-- how much more time do we have, Jeff? Half-hour? Good. OK. Next?

Stephen Gordon - CCBI - Chairman and CEO

Do we have more questions?

David DePillo - CCBI - President, Vice- Chairman, COO

Yes, we do.

Operator

The next question we have comes from Gianni Rocco with Wachovia Securities. Please go ahead.

Gianni Rocco - Wachovia Securities - Analyst

Good morning, and again, hope you're not tired of hearing "congratulations." I'm sure you guys worked really hard on this transaction and congratulations to Stephen and of course, to Simone, and hopefully Simone, you will be part of this organization after the transition is completed in six months.

I just had a question, Stephen?

Stephen Gordon - CCBI - Chairman and CEO

Yes?

Gianni Rocco - Wachovia Securities - Analyst

And all the references being made now to the company as CCB. Is this is a reference or an assumption to a possible listing on the New York Stock Exchange?

Stephen Gordon - CCBI - Chairman and CEO

No. That's just-- no. That's a habit.

Gianni Rocco - Wachovia Securities - Analyst

From my lips to God's ears, right?

Stephen Gordon - CCBI - Chairman and CEO

No. There are a lot of names that I throw out all the time; they don't all end up listed.

Gianni Rocco - Wachovia Securities - Analyst

OK, well, I don't know if that's good or bad to hear, but--

Stephen Gordon - CCBI - Chairman and CEO

No, I'm just saying that at the moment, CCBI is Commercial Capital Bancorp. I call it CCB because it's one less letter than saying CCBI, and yeah, they're a lot of people that call us CCB, they're people that answer the phone, "CCB," whatever, but this goes back to-- if something makes sense, we'll look at doing it. If it doesn't, we won't.

Gianni Rocco - Wachovia Securities - Analyst

OK. The other question -- what is the firm doing, or what are you folks doing with respect to sponsorship and spreading the word along the investment community and telling your story? And, last question -- what measures have you put in place to prevent an acquisition of the new company?

Stephen Gordon - CCBI - Chairman and CEO

OK, I think your first question is, and correct me if I'm wrong, and I want to step back for a second, by the way. We don't get tired of the congratulations. We're all insecure, you know, we're all nervous at night, we're all paranoid, so all the congratulations, you know, if anything, if we just kind of keep our heads down and try not to buy off on it too much.

Gianni Rocco - Wachovia Securities - Analyst

OK.

Stephen Gordon - CCBI - Chairman and CEO

All right, now the whole thing about, I think you're asking what do we do to get out there and tell our story to the investor community?

Gianni Rocco - Wachovia Securities - Analyst

Yes.

Stephen Gordon - CCBI - Chairman and CEO

OK, all right. We created discipline internally of A, you know, we really-- I think you'll see from our earnings releases, when we put them out, we go into an exhaustive amount of detail so that we can make it very easy for everybody, from a roadmap standpoint, to understand what we do for a living here. Now, beyond that, I think you an also see that we try to have extraordinarily interactive communication when we do these kinds of conference calls, and that goes from the standpoint of the actual verbal communication to the visual communication to the ability for those who don't want to necessarily hear or have people hear that they're on the phone, the ability to communicate through the email communications at the same time, et cetera.

Now go to the next level, which is, A, we're extraordinarily open and communicative with our shareholders. But B, we've also created a discipline of constantly getting out on the road to do what we call kind of like these mini roadshows, to get in front of those people that don't know the story, that want to know the story, as well as those who already know the story but want, you know, a greater degree of communication and openness, and we love telling the story. It's a great story to tell. You know, we're all enthusiastic and love getting out. In addition to that, we're both-- you know, Simone is constantly speaking at conferences, you know, David and I are constantly speaking at conferences, at both investor conferences, industry specific conferences, community-related functionality, et cetera, so there's a very strong disciplined effort to get out there and share the wealth, so to speak.

Gianni Rocco - Wachovia Securities - Analyst

OK.

Stephen Gordon - CCBI - Chairman and CEO

And what was the other--

Gianni Rocco - Wachovia Securities - Analyst

The other question?

Stephen Gordon - CCBI - Chairman and CEO

The other one was protection on takeover?

Gianni Rocco - Wachovia Securities - Analyst

Yes.

Stephen Gordon - CCBI - Chairman and CEO

Well, you know, I kind of look at it as a shareholder. You know, I'm the largest shareholder of the company, so I've got to-- my shareholder hat never leaves my head. Which is, if we're not doing a good job, we don't belong in here doing it. If somebody else can do it better, they belong in here doing that job better for shareholders. So, what we do is we try to just perform extraordinarily well to-- and it goes back to this whole thing, you're either a buyer or seller, but you just can't stay the same. You know, life is that way. You've got to justify your right to remain independent, and the best way to do that is through earnings. So, that's what we do.

Gianni Rocco - Wachovia Securities - Analyst

OK. Great job.

Stephen Gordon - CCBI - Chairman and CEO

Thank you.

Operator

The next question we have comes from [Steven Zain] with DR Asset Management. Please go ahead.

Steven Zain - DR Asset Management - Analyst

Hi. Congratulations on the pending merger. I have one question - in the press release that you discuss-- that you say the-- we will receive 1.45 shares of the CCBI common stock, but then you go on to say, "which is subject to adjustments provided in the agreement, and will also be adjusted to 1.933 when the four-for-three stock split comes about." What are the adjustments in the agreement?

Stephen Gordon - CCBI - Chairman and CEO

Christopher, do you want to elaborate on that?

Christopher Hagerty - CCBI - CFO

Well, the adjustments have to do with the transaction itself, in terms of certain index in terms of relationship of price and what the top-up provisions could potentially be.

Steven Zain - DR Asset Management - Analyst

Could you be a little bit more specific on what-- where these come into play?

Christopher Hagerty - CCBI - CFO

Well, maybe Stephen, you can explain the top-up a little better than I can.

Stephen Gordon - CCBI - Chairman and CEO

All right, the way it basically works is you've got two provisions, called a "double trigger event." One would be-- and it's an "and" not an "or" -- one would be if CCBI's stock falls by more than 20%, and the other one would be if we fall by- so it's an "and" -- and CCBI's stock would have to fall by more than-- 20% more than an index goes down, and the index has been worked out between, you know, all the investment bankers and the financial institutions involved in this, meaning Hawthorne and CCB, and board of directors, et cetera. And should that occur, which hopefully is highly unlikely, but should that occur, then we have top-up provisions, the ability to change the-- or adjust the exchange to be able to get everything back to that same value.

Steven Zain - DR Asset Management - Analyst

What same value?

Stephen Gordon - CCBI - Chairman and CEO

Meaning the walk-away value.

Steven Zain - DR Asset Management - Analyst

And what is that walk-away price?

Christopher Hagerty - CCBI - CFO

It's not a set price, it's a function of the movement in the stock price of both the CCBI and the index, so it's not a set price.

Simone Lagomarsino - Hawthorne Financial Corp. - President and CEO

And certainly all of that will be detailed in the information that we file. But I think the other adjustments that could occur are if, for instance, what just happened, CCBI issued- or announces a stock dividend, and that's what-- why it's adjusted from 1.45 to the 1.933, and it would be adjusted again if there was additional adjustments, stock dividends or-

Stephen Gordon - CCBI - Chairman and CEO

Correct. If we did anything in terms of additional stock split or whatever, at some point in the future, that would be, obviously, adjusted in the- or reflected in the exchange ratio.

Steven Zain - DR Asset Management - Analyst

OK. Will this all be spelled out in the merger agreement?

Simone Lagomarsino - Hawthorne Financial Corp. - President and CEO

Yes.

Stephen Gordon - CCBI - Chairman and CEO

Absolutely.

Steven Zain - DR Asset Management - Analyst

OK, and one other question -- this index that you're referring to, that you've all decided, what index is this?

Simone Lagomarsino - Hawthorne Financial Corp. - President and CEO

It's a group of 15 different financial institutions that pretty much reflect the type of business that we do, and that will also be listed in the agreement.

Steven Zain - DR Asset Management - Analyst

OK.

Stephen Gordon - CCBI - Chairman and CEO

So it's a peer group that's extremely reflective of the companies.

Steven Zain - DR Asset Management - Analyst

But otherwise, it stays fixed--

Stephen Gordon - CCBI - Chairman and CEO

At 1.45, exactly.

Steven Zain - DR Asset Management - Analyst

1.45. OK, well, thank you very much, and good luck.

Stephen Gordon - CCBI - Chairman and CEO

Thank you.

Steven Zain - DR Asset Management - Analyst

Take care.

Operator

The next question we have comes from John Reosti with "American Banker." Please go ahead.

John Reosti - American Banker - Reporter

Good morning. I had a question for Mrs. Lagomarsino. Ma'am, you talked about the fact that you viewed this deal as an investment in the combined company, obviously, since it's an all-stock deal, and I wonder if you could elaborate just a little more about why you felt comfortable receiving only stock from this, because it is somewhat unusual. Most deals have some cash component.

Simone Lagomarsino - Hawthorne Financial Corp. - President and CEO

Well, let me start with we did a lot of analysis in both just prior to the due diligence, just looking and getting to know the company and getting to know the management, and then in getting into the due diligence, really digging in and understanding the company inside out, and we believe that the growth potential that the combined company has is much greater than what either-- or, well, what Hawthorne could do on its own and that really combining the two institutions makes a much stronger institution, much more well-rounded, much more diversified on the asset side, and we feel that from an investment perspective, that it's a great investment. We're basically exchanging our shares for their shares, and we think that that's a terrific investment for our shareholders.

John Reosti - American Banker - Reporter

All right, thank you very much.

Stephen Gordon - CCBI - Chairman and CEO

You're welcome. Christopher, there's--

Christopher Hagerty - CCBI - CFO

There's an email question as to whether the pro forma income statement includes two full quarters of the Hawthorne for 2004, and it does.

Stephen Gordon - CCBI - Chairman and CEO

Further questions?

Operator

Yes, our question is from [Joan Park] with [DL Analytics].

Joan Park - DL Analytics - Analyst

Yes, hi, Joan Park from DL Analytics. Can you go over which specific regulatory approvals the companies will need?

Stephen Gordon - CCBI - Chairman and CEO

Sure. We're both regulated by the Office of Thrift Supervision, so the OTS, so that would be the regulatory approval. And then as a publicly traded company, we both have our respective shareholder bases, and we will be requiring shareholder approval.

Joan Park - DL Analytics - Analyst

OK, so you wouldn't need approve from the Fed?

Stephen Gordon - CCBI - Chairman and CEO

No, not from the Fed, from the Office of Thrift Supervision.

Christopher Hagerty - CCBI - CFO

Yeah, OTS.

Stephen Gordon - CCBI - Chairman and CEO

The OTS.

Joan Park - DL Analytics - Analyst

Thank you.

Stephen Gordon - CCBI - Chairman and CEO

You're welcome.

Christopher Hagerty - CCBI - CFO

Another email question about "what assumptions are used to get to the $58m purchase accounting market on the FHLB borrowings?" That actually covers all borrowings. The FHLB mark is something less than 58 because we're also assuming that we're borrowing to cover the transaction costs, and so obviously the mark on the FHLB borrowings was driven by current market rates compared to the book market rate-- book rates, on those borrowings.

Stephen Gordon - CCBI - Chairman and CEO

"Will the EPS growth rate of the combined company be higher than Hawthorne but lower than CCBI?" I- I would say, based on just purely snapshot street estimate numbers, based on December 31 forward, so that was my kind of caveat disclaimer, I think that would be a reasonable assumption to make as a starting point.

Operator

And we have no more questions-

Stephen Gordon - CCBI - Chairman and CEO

Now with that-- with that said, let me just-- let me just add to that. You're talking about pure growth rate, on a percentage basis. With that said, I'm going to say that the absolute dollars of growth rate that drive absolute dollars of net interest income, that drive absolute dollars of net income, are still going to be very, very strong, combined through the company.

And there's a question coming across -- "Wanted to confirm that there are no walk-aways share prices at which either firm can walk away from the transaction." I elaborated on that double trigger walk-away, so it's not based on an absolute share price, it's based on a performance calculation versus an index, as well as percentage calculation versus last night's price, closing price, on the stock. That's the first question there.

"Which specific regulatory approval?" I think we just gave that one.

Christopher Hagerty - CCBI - CFO

I think that concludes the questions from the phone.

Stephen Gordon - CCBI - Chairman and CEO

And then we got a question -- "To be clear, are you planning a mini-roadshow to tell the story of the combined company?" I would say that actually should be roadshows, with an "s" on the end of it. We're probably going to be doing quite a bit of the telling of the story, not just one mini-roadshow. Plus, on top of that, I believe that we're both scheduled on certain agendas coming up, speaking at a couple of different conferences coming up in the very, very near future. I know I'm speaking at a couple coming up on the East Coast and West Coast. I know, Simone, you're on the schedule for something coming up on the West Coast in the next couple months also, so there's going to be-- let's just say that shareholders, if they'd like to see us, are going to be probably seeing more of us than they'd like.

Simone Lagomarsino - Hawthorne Financial Corp. - President and CEO

Can I mention our conference call tomorrow?

Stephen Gordon - CCBI - Chairman and CEO

Oh, yeah, please.

Simone Lagomarsino - Hawthorne Financial Corp. - President and CEO

Just as a note, we have our regularly scheduled earnings release call for Hawthorne tomorrow at 10 on the West Coast, I guess one o'clock on the East Coast, and all the information is in the press release that went out. We did send our earnings out last night, at the same time we announced this, so that that would be on the street as well, and we will address additional questions tomorrow as well as if you think of additional questions you'd like to email them to either Stephen Gordon or to myself, we can address those questions tomorrow. Stephen and David will also be there, for our regularly scheduled conference call.

Stephen Gordon - CCBI - Chairman and CEO

And there's another question -- "Was this a negotiated transaction or an auction for Hawthorne?"

Simone Lagomarsino - Hawthorne Financial Corp. - President and CEO

And definitely a lot of this information will end up being in the proxy. I think probably most importantly is our board of directors carefully and seriously reviewed the transaction and really believed that this is really a terrific transaction for our shareholders and in the best interest of our shareholders.

Stephen Gordon - CCBI - Chairman and CEO

And the question, "What role is Simone going to play in the combined company?" I'd like to say that at a minimum, you know, we're going to be working together extraordinarily closely through this whole transition, through the close, and everything else is going to be evaluated and discussed and looked at.

And I believe that's the last question, unless anybody else wants to chime in, and I'm sure, as you have further questions, I'm sure we're all going to be in communication with one another, and--

Christopher Hagerty - CCBI - CFO

We actually do have one.

Stephen Gordon - CCBI - Chairman and CEO

There is another question.

Operator

That question comes from Glen Miller with [Oscar Gress & Sons]. Please go ahead.

Glen Miller - Oscar Gress & Sons - Analyst

Hi. Just quickly, I wanted to know if there's a California state banking approval required?

Stephen Gordon - CCBI - Chairman and CEO

No.

Christopher Hagerty - CCBI - CFO

No.

Glen Miller - Oscar Gress & Sons - Analyst

OK, thank you.

Stephen Gordon - CCBI - Chairman and CEO

You're welcome. Thank you.

Operator

And there are no more questions at this time.

Stephen Gordon - CCBI - Chairman and CEO

All right, very good. Thank you, everybody, and the combined company going forward, we obviously look forward to, you know, continued communication and the same enthusiasm that we've had all along here, and the continued support. Thank you.

Simone Lagomarsino - Hawthorne Financial Corp. - President and CEO

Thank you.

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